Exhibit 21.1

PhaseRx, Inc.

List of Subsidiaries

The following is a list of each subsidiary of PhaseRx, Inc., a Delaware corporation, as of March 27, 2016, and the country in which each such subsidiary is organized.

Name of Subsidiary*	Jurisdiction of Incorporation
PhaseRx Ireland Limited	Ireland

*	No subsidiary does business under any name other than as listed above.